SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Empery Digital Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

92864V608

(CUSIP Number)

GABRIEL GLIKSBERG
ATG CAPITAL MANAGEMENT LP
16690 Collins Avenue
Sunny Isles Beach, FL, 33160
786-519-0995

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

08/28/2026

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP Number(s): 92864V608

1	Name of reporting person ATG Capital Opportunities Fund LP (0002079674)		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) WC		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00	
	8	Shared Voting Power 4,500,000.00	
	9	Sole Dispositive Power 0.00	
	10	Shared Dispositive Power 4,500,000.00	
11	Aggregate amount beneficially owned by each reporting person 4,500,000.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 16.3 %		
14	Type of Reporting Person (See Instructions) PN		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP Number(s): 92864V608

1	**Name of reporting person** ATG Capital Management LP (0002110268)
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** AF
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7 **Sole Voting Power** 0.00 8 **Shared Voting Power** 4,500,000.00 9 **Sole Dispositive Power** 0.00 10 **Shared Dispositive Power** 4,500,000.00
11	**Aggregate amount beneficially owned by each reporting person** 4,500,000.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 16.3 %
14	**Type of Reporting Person (See Instructions)** PN

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP Number(s): 92864V608

1	**Name of reporting person** ATG Capital Management GP LLC (0002110271)		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** AF		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00	
	8	**Shared Voting Power** 4,500,000.00	
	9	**Sole Dispositive Power** 0.00	
	10	**Shared Dispositive Power** 4,500,000.00	
11	**Aggregate amount beneficially owned by each reporting person** 4,500,000.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 16.3 %		
14	**Type of Reporting Person (See Instructions)** OO		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP Number(s): 92864V608

1	**Name of reporting person** Gabriel Gliksberg (0002034212)		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** AF		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00	
	8	**Shared Voting Power** 4,500,000.00	
	9	**Sole Dispositive Power** 0.00	
	10	**Shared Dispositive Power** 4,500,000.00	
11	**Aggregate amount beneficially owned by each reporting person** 4,500,000.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 16.3 %		
14	**Type of Reporting Person (See Instructions)** IN		

Comment for Type of Reporting Person:

SCHEDULE 13D

Item 1. Security and Issuer

(a) Title of Class of Securities:

Common Stock, $0.00001 par value per share

(b) Name of Issuer:

Empery Digital Inc.

(c) Address of Issuer's Principal Executive Offices:

2512 W. PECAN ST., SUITE 230, PFLUGERVILLE, TX 78660

Item 1 Comment: This Amendment No. 7 ("Amendment No. 7") amends and supplements the Schedule 13D filed by the undersigned on January 26, 2026, as amended on January 28, 2026, February 4, 2026, February 25, 2026, March 2, 2026, March 9, 2026 and April 6, 2026 (the "Schedule 13D"). Except as otherwise specified in this Amendment No. 7, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 7 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On August 28, 2026, the Court issued a memorandum opinion (the "Decision") in connection with the litigation initiated by the Complaint (the "Action"). The Decision addressed ATG Fund's claims that the Issuer's Board breached the Bylaws and breached its fiduciary duty in rejecting ATG Fund's Nomination Notice. In the Decision, the Court held that the Board "lacked contractual grounds to reject the Nomination Notice" and breached the Bylaws when it rejected ATG Fund's Nomination Notice. The Court also found that "the Board's reject[ion] [of] the Nomination Notice was inequitable and constituted a breach of the directors' fiduciary duties." The Decision expressly stated that "ATG [Fund]'s Nomination Notice is valid. ATG [Fund]'s nominees may stand for election at Empery's annual meeting."

During the Action, the Defendants asserted that ATG Fund was required to disclose (a) a short position it held in certain Bitcoin ETFs (the "Bitcoin Short"), and (b) information concerning another stockholder, Tice Brown, as an alleged "participant" in ATG Fund's proxy campaign, in the Nomination Notice. The Defendants also asserted that ATG Fund was required to disclose the Bitcoin Short on its Schedule 13D filed on January 26, 2026, because ATG Fund stated that it might "engag[e] in short selling of or any hedging or similar transaction with respect to the Shares."

The Court found that disclosure of the Bitcoin Short is not required under the Bylaws and that "ATG [Fund] could not fairly be expected to guess that the Board would interpret the Bylaws to require the disclosure of a Bitcoin short position." The Court held that the Defendants actions "reflect[] a misunderstanding of not only basic contract interpretation, but also the purpose advance notice bylaws serve under Delaware law." We believe that the Defendant's assertion that ATG Fund was required to disclose the Bitcoin Short on its Schedule 13D filing is also baseless, and that the January 26 Schedule 13D is accurate as the reference to "Shares," as defined therein, is to the Issuer's common stock and does not refer to hedging transactions in Bitcoin ETFs.

As the Decision notes, ATG Fund previously held the Bitcoin Short. Given the Issuer's operational shift, ATG Fund has since closed out the Bitcoin Shorts and, as of the date hereof, no longer holds any short positions in Bitcoin ETFs. For the avoidance of doubt, other than its previously disclosed brief short sale of February 2026 call options, ATG Fund has never held short positions in any securities of the Issuer.

In its post-trial brief, the Issuer asserted new allegations that Mr. Brown was a member of a "group" for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and/or had agreements, arrangement or understandings with respect to the Issuer with ATG Fund. In the Decision, the Court found that "Mr. Brown is not a participant in ATG [Fund's] solicitation" and that ATG Fund was not required to include information concerning Mr. Brown in the Nomination Notice.

The Court did not reach a decision regarding the Issuer's other claims regarding Mr. Brown raised in the post-trial brief. ATG Fund vigorously disputes these allegations.

The foregoing description of the Decision does not purport to be complete and is qualified in its entirety by reference to the full text of the Decision, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 27,667,402 Shares outstanding as of August 25, 2026, which is the difference obtained by subtracting (i) 2,146,395 pre-funded warrants reported as potentially exercisable in the press release issued by the Issuer on August 25, 2026 (the "Press Release"), from (ii) the 29,813,797 Shares outstanding as of August 25, 2026, as disclosed in the Press Release.

As of the date hereof, ATG Fund directly beneficially owned 4,500,000 Shares, constituting approximately 16.3% of the Shares outstanding.

As of the date hereof, ATG Management may be deemed to beneficially own 4,500,000 Shares, constituting approximately 16.3% of the Shares outstanding.

As of the date hereof, ATG GP may be deemed to beneficially own 4,500,000 Shares, constituting approximately 16.3% of the Shares outstanding.

As of the date hereof, Mr. Gliksberg may be deemed to beneficially own 4,500,000 Shares, constituting approximately 16.3% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c) Item 5(c) is hereby amended to add the following:

There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1 - Memorandum Opinion, dated August 28, 2026.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATG Capital Opportunities Fund LP

Signature: /s/ Gabriel Gliksberg

Name/Title: Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, the general partner of ATG Capital Management LP, its investment manager

Date: 09/01/2026

ATG Capital Management LP

Signature: /s/ Gabriel Gliksberg

Name/Title: Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, its general partner

Date: 09/01/2026

ATG Capital Management GP LLC

Signature: /s/ Gabriel Gliksberg

Name/Title: Gabriel Gliksberg, Managing Member

Date: 09/01/2026

Gabriel Gliksberg

Signature: /s/ Gabriel Gliksberg

Name/Title: Gabriel Gliksberg

Date: 09/01/2026

Comments accompanying signature:

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ATG CAPITAL OPPORTUNITIES FUND LP, Plaintiff, v. RYAN LANE, JOHN KIM, JONATHAN P. FOSTER, ADRIAN SOLGAARD, ÖRN ÓLASON, ROHAN CHAUHAN, MATTHEW HOMER, IAN READ, Defendants, and EMPERY DIGITAL, INC. Nominal Defendant.	)	C.A. No. 2026-0447-LWW

MEMORANDUM OPINION

Date Submitted: August 19, 2026
Date Decided: August 28, 2026

A. Thompson Bayliss, John M. Seaman, Caitlin C. Bozman, Bryan M. Blaylock, ABRAMS & BAYLISS LLP, Wilmington, Delaware; Adrienne M. Ward, Lori Marks-Esterman, Jacqueline Y. Ma, Daniel M. Stone, Joseph M. Calder, Jr., OLSHAN FROME WOLOSKY LLP, New York, New York; *Attorneys for Plaintiff ATG Capital Opportunities Fund LP*

John P. DiTomo, Jacob M. Perrone, Nicholas R. Gottemoller, MORRIS NICHOLS ARSHT & TUNNELL LLP, Wilmington, Delaware; David Livshiz, Andrew Gladstein, Nicholas Caselli, Alexandra Carlton, Penina Cohen, Jordan McGuffee, FRESHFIELDS US LLP, New York, New York; *Attorneys for Defendants Ryan*

Lane, John Kim, Jonathan P. Foster, Adrian Solgaard, Örn Ólason, Rohan Chauhan, Matthew Homer and Ian Read and Nominal Defendant Empery Digital, Inc.

WILL, Vice Chancellor

Advance notice bylaws are commonplace and vital tools for Delaware corporations. They promote orderly meetings and election contests, giving boards time to evaluate candidates and information to make recommendations to stockholders. Given the important corporate purposes such bylaws serve, this court routinely enforces unambiguous provisions. The court cannot, however, enforce a requirement that a bylaw does not contain.

In this case, an activist investor sought to nominate a full slate of director candidates to the board of Empery Digital, Inc.—a digital asset treasury company. The board rejected the nomination, citing suspicions that the investor was coordinating with another stockholder who had plans to take control of Empery and liquidate its Bitcoin assets. The board also noted that the investor failed to disclose a massive short position in Bitcoin exchange-traded funds, which the board felt misaligned the investor with other Empery stockholders.

During the ensuing expedited trial, evidence came to light that lends credence to the board's beliefs. Yet the board's rejection suffers from a fatal flaw: Empery had no advance notice bylaw provision requiring disclosure of the information the board identified as missing. The board instead invokes general bylaw provisions incorporating federal proxy rules—some of which were not raised until trial, and others that do not call for the information the board demands.

Advance notice bylaws do not authorize incumbent boards to exclude director candidates based on the incumbents' views of their unsuitability for office. It is the fundamental right of the stockholders—not the directors—to select the individuals who will determine the strategic direction of the company. Empery's board is free to raise its views during the proxy contest. But, given the lack of relevant bylaws, it was both contractually improper and inequitable to reject the nomination notice entirely.

Separately, the investor seeks a reopening of the nomination window following Empery's post-deadline announcement of an AI data-center transaction. Because the nomination notice is valid and the investor's slate will stand for election, no further equitable intervention is required. This decision leaves the choice with Empery's stockholders.

I. FACTUAL BACKGROUND

The following were stipulated to by the parties or proven by a preponderance of the evidence after trial.[1]

[1] *See* Joint Pre-trial Stipulation and Order (Dkt. 248) ("PTO"). Trial occurred over three days, during which five fact witnesses and five expert witnesses testified live. Testimony of five fact witnesses was presented by deposition. *See* Trial Tr. Vols. I-III (Dkts. 265-67). Trial testimony is cited as "[Name] Tr. __." The trial record contains 895 joint exhibits and 28 deposition transcripts. Exhibits are cited by the numbers provided on the parties' joint exhibit list as "JX __," unless otherwise defined. Pincites are to pagination on joint exhibits where available, and to the last four digits of Bates stamps where unavailable. *See* Final Joint Ex. List (Dkt. 220); Deposition transcripts are cited as "[Name] Dep. __." *See* Am. Notice of Lodging of Dep. Trs. (Dkt. 237).

A. Empery and its Bitcoin DAT

Empery Digital, Inc. ("Empery" or the "Company") is a Delaware corporation headquartered in Texas.[2] Its stock is traded on the Nasdaq Global Select Market.[3]

In July 2025, Empery's predecessor adopted a digital asset treasury ("DAT") strategy to acquire and hold Bitcoin.[4] A DAT is a publicly traded company that holds cryptocurrency as a primary asset.[5] At the time, DAT share prices were generally trading at a premium to the net asset value ("NAV") of their underlying cryptocurrency.[6]

Also in July 2025, Empery announced the closing of a $500 million private investment in public equity (PIPE), led by defendant Ryan Lane and his hedge fund, Empery Asset Management.[7] The PIPE closed at $10 per share.[8] Afterward, Lane was appointed Co-Chief Executive Officer alongside legacy CEO, defendant John Kim.[9] Empery's reconstituted Board of Directors (the "Board") included Chairman

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[2] PTO ¶ 13.

[3] *Id.* ¶ 14.

[4] *Id.* ¶¶ 16, 25.

[5] JX 677 (Expert Report of Angelo Chan ("Chan Report")) ¶¶ 24-25.

[6] *Id.* ¶ 24 n.7; *id.* ¶ 25.

[7] PTO ¶ 17; Lane Tr. 272-74, 298.

[8] PTO ¶ 17.

[9] *Id.* ¶ 18.

Lane, Kim, and Jonathan Foster, Adrian Solgaard, Örn Ólason, Ian Read, Rohan Chauhan, and Matthew Homer.[10]

B. Empery's NAV Gap

Empery soon struggled. By the end of 2025, its stock price had fallen to $4.57.[11] Stockholders who held shares since the PIPE "lost a lot of money."[12] Empery's Chief Operating Officer Tim Silver, who had joined the Company from EAM, anticipated activist pressure.[13]

Cryptocurrency prices began to sharply decline in the fall of 2025.[14] The premiums that had incentivized stockholders to invest in DATs began to flip. Rather than trading at a premium, many DATs began trading at a discount to their underlying assets.[15]

Empery was no exception. By January 8, 2026, it was trading at a market-to-net-asset value of 0.73, meaning the market valued the Company at just 73% of the value of its Bitcoin.[16] Thus, to the extent a stockholder could acquire control of

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[10] *Id.* ¶¶ 16, 18.

[11] Lane Tr. 306; JX 437, "Daily Summary."

[12] Lane Tr. 307.

[13] Silver Tr. 550.

[14] JX 707 (Rebuttal Expert Report of Angelo Chan) ¶ 31.

[15] JX 217.

[16] Chan Report ¶ 41.

Empery for 73% of the value of its Bitcoin and force a sale of that Bitcoin at market price, the stockholder could capture the spread.[17]

C. Brown's and Gliksberg's Investments

Tice Brown—a self-described "fundamental value investor"—was one of Empery's PIPE investors.[18] Brown had invested $2 million alongside his friend Jacob Ma-Weaver.[19] In September 2025, Brown began contacting Lane and Silver about Empery's poor performance and advocated for share repurchases.[20] To capitalize on the growing NAV gap, Brown bought more Empery stock throughout the fall of 2025.[21] Brown began to consider whether he could take Empery "private at 100% nav."[22]

Gabi Gliksberg—an activist investor—had also noticed Empery's "very significant discount" to NAV.[23] Gliksberg had recently launched plaintiff ATG

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[17] *Id.* ¶¶ 12, 80.

[18] Brown Tr. 160, 171.

[19] *Id.* 160, 194.

[20] *E.g.*, JX 225 at 41, 66, 72-79; Brown Tr. 162-63; Lane Tr. 311.

[21] *See* DDX2; Brown Tr. 160-61, 251-52.

[22] JX 82; *see* JX 83; *see also* JX 81; JX 86; JX 89.

[23] Gliksberg Tr. 11; *see also id.* at 12, 20-22.

Capital Opportunities Fund LP.[24] His marketing materials touted ATG's willingness to use litigation and pursue "liquidations" to force value realization.[25]

Gliksberg set out to purchase "as much Empery stock as possible."[26] On the morning of January 15, ATG placed nineteen limit orders for approximately 1.36 million shares of Empery common stock.[27] Later that day, Gliksberg called Ma-Weaver, with whom he had previously invested, to investigate why Empery was trading at such a "steep discount."[28]

Brown had also called Ma-Weaver on January 15 to discuss Empery. Two days earlier, Brown had texted Ma-Weaver to "come do empd," to which Ma-Weaver—who had previously faced group allegations alongside Gliksberg—replied: "Not a group!"[29] Ma-Weaver had no interest in taking an activist position and did not "want to inadvertently trigger a 13D."[30] He put Brown and Gliksberg in touch by email, writing: "You both called me on the same topic today, and you should get to know one another regardless."[31]

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[24] *Id.* at 5-6.

[25] JX 117 at 8-10; Gliksberg Tr. 101-03.

[26] Gliksberg Tr. 90-91, 117-18.

[27] JX 825 at '0554.

[28] Gliksberg Tr. 26-27; *see* Brown Tr. 171.

[29] JX 109; *see* Brown Tr. 211-12.

[30] JX 940; *see* JX 58; JX 59.

[31] JX 169; *see* PTO ¶ 28.

D. Brown and Gliksberg Meet

Within minutes of Ma-Weaver's introduction, Brown called Gliksberg—the first of several phone calls that afternoon that totaled over an hour.[32] Brown and Gliksberg testified that they spoke about everything from religion, to their children, to Brown's fine art trading, and current events.[33] They also spoke about Empery.[34] Brown and Gliksberg testified that their discussion of Empery was minimal and did not include their respective investment theses, positions, or hedges.[35] The weight of the evidence suggests otherwise.

Less than an hour after Gliksberg's first call with Brown, ATG submitted multiple orders for Empery stock, bringing ATG's total January 15 purchases to 1,686,245 shares.[36] In between his calls with Brown on January 15, Gliksberg called his longtime counsel on activism-related matters and investments—Aaron Morris—whom ATG later named as a candidate for nomination to Empery's Board.[37] Gliksberg also instructed his broker to move 1,000 Empery shares into record

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[32] JX 169 (Ma-Weaver's introductory email at 1:36 p.m. on January 15); JX 108 (call log showing the first call between Gliksberg and Brown at 1:39 p.m.); *see* Brown Tr. 164-66.

[33] Gliksberg Tr. 28-30, 31-32, 79; Brown Tr. 170-72, 180-81.

[34] Gliksberg Tr. 28; Brown Tr. 171.

[35] Gliksberg Tr. 29; Brown Tr. 172.

[36] JX 868; Gliksberg Tr. 87-88, 123; JX 825 at '0554.

[37] JX 111.

name.[38] Shortly afterward, Brown consulted with his analyst to see if he had the funds to "buy up to 9.9%" of Empery.[39]

Brown and Gliksberg's calls resumed the next morning, on January 16.[40] Just before that call, Gliksberg texted Ronald Davies—one of ATG's Board nominees—to tell him that he "might have a proxy fight coming up" and would "need to nominate directors."[41] Brown and Gliksberg spoke over the phone twice more that afternoon.[42] During the day, Brown requested the transfer of 1,000 Empery shares to record name.[43] Brown also pressed his broker and analyst on freeing up cash to make a large purchase of Empery shares.[44]

E. Schedule 13 Filings

Gliksberg and Brown continued to speak over the ensuing days, while Gliksberg planned for a proxy contest.

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[38] JX 961; Gliksberg Tr. 76, 82-83.

[39] JX 114; Boshans Tr. 260.

[40] JX 108.

[41] JX 118.

[42] JX 108.

[43] JX 960.

[44] *See* JX 120; JX 121.

On January 18, Gliksberg asked ChatGPT for a "full timeline on all the important tasks" to "do a shareholder activist campaign against Empery Digital."[45] He then spoke to two other future nominees: James Elbaor and Christopher Novak.[46]

On January 19, Gliksberg and Brown spoke on the phone twice.[47] One of their calls lasted 34 minutes.[48]

By January 20, Brown wired $2 million to his broker to purchase Empery shares.[49] One hour after Brown's first purchase of the day, Gliksberg attempted to call him, but the call did not go through.[50] Brown purchased a total of 813,779 shares of Empery stock that day.[51]

Gliksberg's attempted call to Brown on January 20 is the last in the record. From then on, Gliksberg and Brown communicated solely by Signal.[52] Both testified that they did so due to poor cellular reception.[53] Brown was at his home in Manhattan; Gliksberg was at his home in Miami.[54] The auto-delete feature was

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[45] JX 124 at '1246.

[46] JX 123; JX 125.

[47] JX 108.

[48] *Id.*

[49] JX 120 at '3194; JX 133 at '3218.

[50] JX 108.

[51] JX 821.

[52] Gliksberg Tr. 31; Brown Tr. 166-67.

[53] Gliksberg Tr. 31; Brown Tr. 166-67.

[54] Brown Tr. 185.

enabled on both of their Signal accounts, ensuring that their subsequent communications were destroyed.[55]

On January 23, Brown filed a Schedule 13G disclosing his 9.7% ownership of Empery.[56] Later that evening, Brown requested an in-person meeting with Lane and Silver, which was set for January 28 at Empery's offices.[57]

ATG also continued to purchase Empery shares, amassing another 934,822 shares by January 26.[58] On January 26, ATG filed a Schedule 13D disclosing a 5.6% ownership stake in Empery.[59] Its Form 13D stated that ATG "may in the future" engage "in short selling" or "hedging[.]"[60] At the time of the filing, however, ATG had already hedged over 80% of its Empery position by shorting Bitcoin exchange-traded funds (ETFs).[61]

F. Brown's Meeting and Bloomberg Story

On January 28, Brown and his analyst met with Lane and Silver at Empery's offices.[62] The meeting quickly grew contentious. Brown demanded that Empery

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[55] Gliksberg Tr. 31; Brown Tr. 167-69.

[56] JX 151.

[57] JX 162; JX 164.

[58] JX 825 at '0554.

[59] JX 158 at 2.

[60] *Id.* at 7.

[61] *See* Grundfest Tr. 606-08; *see also* Chan Report ¶ 45.

[62] *See* Silver Tr. 551.

immediately liquidate its Bitcoin to maximize returns.[63] During the meeting, Brown claimed that other stockholders shared his views and maintained similar hedges. The only stockholder Brown named was ATG, referring to Gliksberg informally as "Gabi."[64] Unprompted, Brown volunteered: "I am not working with ATG."[65] To Lane and Silver, this unsolicited denial—coupled with Brown's shifting stories about how he met Gliksberg—suggested the opposite.[66] After Brown refused to leave, Lane called security to escort him out.[67]

On February 3, Brown sent a letter to the Board demanding Lane's resignation, the replacement of the entire Board, and the "immediate sale of all Bitcoin" with the proceeds returned to stockholders.[68] Brown attached this letter to a Schedule 13D filed the same day, which disclosed a roughly 9% stake in the Company.[69]

That evening, Brown emailed Bloomberg columnist Matt Levine, writing: "I'd like to liquidate a bitcoin treasury company. I'd like to speak publicly about

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[63] *Id.* at 551-52; Lane Tr. 284.

[64] Silver Tr. 554-55.

[65] *Id.* at 555; Lane Tr. 285.

[66] Lane Tr. 285; Silver Tr. 555.

[67] Silver Tr. 553; Boshans Tr. 266.

[68] JX 215.

[69] JX 211; *see* PTO ¶ 35.

it[.]"[70] The next day, Levine published an article titled "Cracking Open the DATs," which named both Brown and ATG.[71] It described an arbitrage and liquidation strategy whereby an investor buys a stake in a DAT company that is trading at a discount to its NAV, and agitates for the company to liquidate its cryptocurrency to return the money to its stockholders.[72] Shortly after publication, Gliksberg texted a link to the article to one of his Board nominees, instructing him: "Read it now! And then don't text me about it."[73]

G. The Rights Plan and the Competing Nominations

On January 28, ATG filed an amended Schedule 13D, disclosing that it had nearly doubled its ownership from 5.6% to 10.4%.[74] In response, on February 2, the Board adopted a limited duration stockholder rights plan (the "Rights Plan") that would be triggered if a stockholder acquired 12.5% or more of the Company's stock.[75]

The official minutes reflect the Board's conclusion that the Rights Plan would protect stockholders while the Company "continu[ed] to execute on its plan to close

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[70] JX 234.

[71] JX 217.

[72] *Id.*

[73] JX 219; *see* Gliksberg Tr. 139-40.

[74] JX 177.

[75] JX 202; JX 210.

the NAV gap."[76] AI-generated transcripts of the meeting show Lane told the Board that capping ATG's ownership at 12.5% would limit its financial upside, making it "not worth it to put up [a] slate to go through the proxy solicitation process."[77] He further advised that the Rights Plan was "necessary in order for the board to remain in its position."[78] The Board terminated the Rights Plan in July 2026.[79]

Meanwhile, Gliksberg solidified his slate of directors. The candidates he selected lacked cryptocurrency experience.[80] Gliksberg enabled auto-deleting message settings when discussing the proxy contest with several of his nominees.[81] In mid-February, he introduced his prospective slate to his counsel at Olshan Frome Wolosky LLP.[82]

On February 26—just days before the nomination window closed—ATG nominated Gliksberg, Arati Batta, Aaron Morris, Christopher Novak, Evan Ratner, Heather Powers, James Elbaor, Meredith Kirshenbaum, and Ron Davies for election to the Board (the "Nomination Notice").[83] The exact same day, after having

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[76] JX 202 at '0425-28.

[77] JX 203 at '0373; *see* Lane Tr. 330-31.

[78] JX 203 at '0371; *see* Lane Tr. 327-28.

[79] PTO ¶ 68(h).

[80] *See* Gliksberg Tr. 52-53; JX 263.

[81] *Id.* at 42-43, 50-51.

[82] JX 285; JX 287; JX 292; JX 294; JX 296; JX 298; JX 299; JX 300.

[83] JX 359.

requested the nomination materials just two days prior, Brown submitted his own—partially handwritten—notice nominating himself.[84]

H. The Board's Rejection

The Board met on March 16 to discuss the activist stockholders. During that meeting, the directors conferred about their "understanding that ATG had a short position on Bitcoin"—a fact that concerned them.[85] The Board members were "very suspicious" that Gliksberg and Brown were "acting together" and attempting "to hide it."[86]

On March 25, Empery's Chief Financial Officer circulated counsel's draft deficiency letters.[87] The Board and the Nominating and Corporate Governance Committee convened the next day, on March 26.[88] At the meeting, they discussed their concerns with respect to Brown and ATG's nominations. The directors focused on what they perceived as an undisclosed relationship between Brown and ATG, as well as ATG's failure to disclose its Bitcoin short, which they felt was "important

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[84] JX 381; *see* Brown Tr. 249-50.

[85] JX 417; *see* Read Dep. 147.

[86] Lane Dep. 371; *see also* JX 416 at '1403 (AI-generated notes indicating Lane's belief that "T[i]ce and ATG were acting together . . . as a group").

[87] JX 490.

[88] JX 496.

for shareholders to know."[89] The directors also considered the "sheer volume of deficiencies" in the nominees' questionnaires.[90]

The Nominating and Corporate Governance Committee recommended that the Board reject the nominations.[91] The Board unanimously agreed.[92] Empery, through counsel, subsequently issued substantially identical letters to ATG (the "Rejection Letter") and Brown informing them that their nominations were deficient.[93]

The Rejection Letter cited three primary grounds for the Board's decision, tied to provisions of Empery's advance notice bylaws (the "Bylaws").[94] First, ATG did not disclose Brown as a "participant" in its solicitation, and omitted required participant disclosures about Brown—including his stock ownership and arrangements.[95] Second, ATG did not disclose its short position in a Bitcoin ETF, which the Board contended misaligned ATG's interests with other stockholders and was required to be disclosed under Schedule 14A.[96] And third, ATG's nominees'

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[89] Homer Tr. 535-37; *see also* Solgaard Dep. 91-92.

[90] JX 496; *see* JX 495 (AI-generated notes of the March 26 meeting).

[91] JX 496.

[92] *Id.*

[93] JX 496; JX 497 ("Rejection Letter"); JX 494.

[94] *See* JX 52 ("Bylaws").

[95] Rejection Letter 3-4, 8-10.

[96] *Id.* at 5.

questionnaires contained biographical omissions and inaccuracies regarding their employment histories and outside directorships.[97]

I. The Litigation and the Strategic Pivot

On April 2, ATG filed this suit against the Board to invalidate the rejection of its Nomination Notice and seat its nominees.[98] While this litigation proceeded, Empery's annual meeting was delayed. During that delay, on June 30, Empery announced a $65 million investment to acquire a 25% stake in an AI data center.[99] Concurrently, the Company took its online treasury dashboard offline, declaring that reporting NAV based on Bitcoin holdings "no longer fully reflect[ed] the total NAV of the Company" and was no longer a useful tool for investors.[100] In July, Empery sold approximately half of its remaining Bitcoin.[101] On July 23, the Company announced an additional $20 million strategic investment in another data center affiliate.[102] After Empery announced the AI data center investment, ATG supplemented its complaint to demand that the nomination window be reopened.[103]

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[97] *Id.* at 10-12.

[98] *See* Verified Compl. (Dkt. 1).

[99] JX 658; JX 856.

[100] JX 856; JX 857.

[101] *See* Lane Tr. 429, 436.

[102] *Id.* at 429-30.

[103] Verified Suppl. Compl. (Dkt. 207).

ATG advances a multitude of claims arising from this proxy contest. Beyond the core electoral dispute, ATG challenges a series of allegedly entrenching defensive measures. It asserts that the Board breached its fiduciary duties by adopting a direct offering transaction and a share repurchase program, and by issuing materially misleading disclosures.[104] ATG also seeks a mootness fee for the Board's post-filing termination of the Rights Plan.[105]

Given the impending annual meeting on October 14, the parties proceeded to an expedited trial to resolve the immediate threat to the stockholder franchise. This post-trial decision addresses only those expedited claims: whether the Board breached the Company's bylaws or its fiduciary duties by rejecting ATG's Nomination Notice, and whether the Company's strategic pivot requires reopening the nomination window in equity. The plaintiff's remaining claims were bifurcated to ensure the timely resolution of the electoral dispute. They will be addressed in a subsequent decision.

II. ANALYSIS

ATG contends the Board interfered with the stockholder franchise when it rejected its Nomination Notice and refused to extend the nomination deadline. It

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[104] *See* PTO ¶¶ 63(b)-(d), 68(b)-(c), 68(g).

[105] *Id.* ¶ 68(h).

has the burden to prove its claims by a preponderance of the evidence. "Proof by a preponderance of the evidence means proof that something is more likely than not."

My analysis of these claims proceeds in two parts. First, I evaluate whether the Board's rejection of ATG's Nomination Notice was contractually and equitably permissible. Second, I address whether the Company's post-deadline strategic pivot required the Board to reopen the nomination window.

A. The Nomination Notice Rejection

Under Delaware law, corporate actions touching upon the stockholder franchise are "twice-tested"—once by the law and again in equity.[106] I begin with the legal question of whether ATG complied with the Bylaws, and whether the Board's rejection breached the Bylaws.[107] I then proceed to an equitable review of whether the Board inequitably impaired ATG's nomination right.[108]

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[106] *Strategic Inv. Opportunities LLC v. Lee Enters., Inc.*, 2022 WL 453607, at *14 (Del. Ch. Feb. 14, 2022) ("Put simply, directors' inequitable acts towards stockholders do not become permissible because they are legally possible." (citing *Schnell v. Chris-Craft Indus., Inc.*, 285 A.2d 437, 439 (Del. 1971))).

[107] *See, e.g.*, *id.* at *9 ("Because bylaws are part of a flexible contract between corporations and stockholders, consideration of an advance notice bylaw's application begins with a contractual analysis." (citation omitted)); *Jorgl v. AIM ImmunoTech Inc.*, 2022 WL 16543834, at *10 (Del. Ch. Oct. 28, 2022) (beginning the analysis of an advance notice bylaw by determining "whether the notice complied with the bylaws").

[108] *See Kellner v. AIM ImmunoTech Inc.*, 320 A.3d 239, 259 (Del. 2024) (noting that advance notice bylaws "can be misused to thwart stockholder choice and entrench the existing board of directors," requiring courts to "scrutinize closely corporate acts that affect stockholder voting"); *see also Coster v. UIP Cos., Inc.*, 300 A.3d 656, 672-73 (Del. 2023) (outlining the equitable standard of review for board action that interferes with a corporate election or a stockholder's voting rights).

1. The Contractual Review

ATG seeks a declaration that the Board breached the Bylaws by rejecting its Nomination Notice. It claims that it timely submitted a compliant notice on February 26 to replace the full Board with nine qualified nominees, and that the Board's stated grounds for rejecting the nomination were pretextual.[109]

The defendants respond that the Board properly rejected the Nomination Notice because it violated the Bylaws. The thirteen-page Rejection Letter detailed a litany of purported violations.[110] At trial, the defendants winnowed their focus to two main justifications for the Board's rejection: (1) that ATG failed to disclose Brown as a "participant" in its proxy solicitation; and (2) that ATG failed to disclose its short position in Bitcoin ETFs.[111]

As the party seeking to enforce its nomination, ATG bears the burden of demonstrating that its notice fulfilled the Bylaws' requirements.[112] "[A]dvance notice bylaw conditions act, in some respects, as conditions precedent to companies being contractually obligated to take certain actions."[113] Because corporate bylaws

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[109] *See* Pl.'s Post-trial Br. (Dkt. 260) 15, 52.

[110] *See generally* Rejection Letter.

[111] *See* Defs.' Post-trial Br. (Dkt. 261) 6.

[112] *See Kellner v. AIM ImmunoTech Inc.*, 307 A.3d 998, 1037-38 (Del. Ch. 2023) (noting that the plaintiff "bears the burden of showing that his notice fulfills the bylaws' requirements"), *aff'd in part and rev'd in part*, 320 A.3d 239 (Del. 2024).

[113] *Lee Enters.*, 2022 WL 453607, at *13 n.142.

constitute part of a broader binding contract among directors, officers, and stockholders, the court employs principles of contract interpretation when construing them. Clear and unambiguous terms are given their commonly accepted meaning, and any ambiguity in an advance notice bylaw is resolved in favor of the stockholder's electoral rights.[114]

a. The Group Allegations

The defendants' overarching theory is that Gliksberg and ATG formed an undisclosed group with Brown.[115] The Board was focused on this belief during the March 26 meeting where it voted to reject the Nomination Notice. According to the AI-generated transcript of that meeting, Lane told the Board that ATG and Brown "may still be acting[] as a group together"—though he did not "know it to be true"—and that highlighting this "narrative" was a "powerful part of th[e] rejection."[116]

To be sure, the Board had reason to be suspicious. The Rejection Letter noted Brown's strange preemptive statement during the January 28 meeting at Empery's office that he was not working with Gliksberg—a statement that led the Board to suspect otherwise.[117] At trial, the defendants elicited evidence supporting the

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[114] *See Hill Int'l, Inc. v. Opportunity P'rs L.P.*, 119 A.3d 30, 38 (Del. 2015); *Jorgl*, 2022 WL 16543834, at *10.

[115] Defs.' Post-trial Br. 7-14.

[116] JX 495.

[117] *See* Rejection Letter 3 ("Based on statements made by Tice Brown ('Mr. Brown') to members of the Company's management (including at the Company's New York office on

Board's suspicion that Brown and Gliksberg were coordinating regarding Empery securities—even without the evidence lost to Brown and Gliksberg's use of Signal with auto-delete enabled.[118] It is more likely than not that Brown and Gliksberg's multiple communications in mid-January went beyond sharing pleasantries and focused on their plans for Empery. After Ma-Weaver declined to work with Brown on his plan to "crack open the DAT," Brown and Gliksberg's activity—phone calls, stock purchases, and outreach to prospective nominees by Gliksberg—rapidly intensified.

The defendants analogize these facts to precedent where the court held that an undisclosed agreement, arrangement, or understanding ("AAU") provided contractual or equitable grounds to reject a nomination.[119] Yet there is a significant difference between the bylaws in those cases and the Bylaws at issue here. In prior

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January 28, 2026), the Company understands that Mr. Brown and ATG Capital have had specific discussions regarding the acquisition of the Company's securities, as well as the timing of such acquisitions-actions that strongly indicate coordination between Mr. Brown and ATG Capital.").

[118] *See supra* Sections I.C-G.

[119] *See* Defs.' Post-trial Br. 9-10. The defendants' pre-trial brief relied heavily on this precedent, arguing that "[t]his Court has already explained the applicability of the definition of 'participant' in the context of a stockholder nomination." Defs.' Pre-trial Br. (Dkt. 224) 43-44. None of the cited cases concern the disclosure of a "participant," much less a participant as defined in Schedule 14A.

cases, the bylaws at issue explicitly required a nominating stockholder to disclose AAUs.[120] Empery's Bylaws do not.

Section 2.5 of Empery's Bylaws, which governs "Notice of Nominations for Election to the Board," lacks any provision requiring a nominating stockholder to disclose an AAU concerning Empery or the nomination. This omission is striking because Section 2.4 of the Bylaws, which governs notices of business proposals to be brought before a meeting, requires the disclosure of all agreements, arrangements, and understandings in connection with the proposal.[121] Nor does Empery have a bylaw requiring the disclosure of a Section 13(d) group.[122]

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[120] *See Jorgl*, 2022 WL 16543834, at *12 ("Article I, Section 1.4, subsection (i) . . . requires the disclosure of 'a description of all arrangements or understandings' between the nominating stockholder 'and each proposed nominee and any other person or persons ... pursuant to which the nomination(s) are being made.'"); *Kellner I*, 307 A.3d at 1028 (interpreting the phrase "arrangements or understandings" in a bylaw).

[121] *See* Bylaws § 2.4(c)(iii) (requiring the disclosure of "a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or person(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder"). Section 2.5 does not incorporate this provision.

[122] Empery's Bylaws mention Section 13(d) or its implementing regulations just twice. First, Section 2.4(c)(i) requires a proposing person or nominating stockholder to disclose shares that are "directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act)." Bylaws § 2.4(c)(i)(B). Second, Section 2.4(c)(ii)(A) mentions "Rule 13d" by referencing an inapplicable exception to the disclosure requirement for Schedule 13G filers. *Id.* § 2.4(c)(ii)(A).

The defendants point to two provisions in the Bylaws that they believe required ATG to disclose its relationship with Brown. They first cite a bylaw that requires a nominating stockholder to disclose any "participant" in a proxy solicitation (the "Participant Bylaw").[123] They also cite bylaws that require a nomination to include information required to be disclosed by Section 14(a) of the Securities Exchange Act of 1934 (the "Section 14(a) Bylaws").[124] ATG has met its burden to demonstrate that the Nomination Notice complied with both provisions with respect to the deficiencies the Board invoked in the Rejection Letter.

i. *The Participant Bylaw*

Empery's Rejection Letter stated that the Nomination Notice was deficient because it failed to identify Brown as a "participant" in ATG's proxy solicitation.[125] Section 2.5 of the Bylaws defines "Nominating Person" to include "the stockholder providing the notice . . . and any other *participant* in such solicitation."[126] If Brown

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[123] Defs.' Post-trial Br. 13 ("[B]rown was a 'participant in such solicitation' as the term is used in Section 2.5.").

[124] *Id.* at 8 ("The disclosure of Gliksberg and Brown's arrangement was easily required under the Section 14(a) Bylaws.").

[125] Rejection Letter ¶ 4.

[126] Bylaws § 2.5(c) (emphasis added).

were a participant, the Bylaws would have required ATG to disclose details about Brown as a Nominating Person.[127]

Section 2.4(c) of the Bylaws defines "participant" by reference to "paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A."[128] Although Section 2.5(c) does not explicitly define participant,[129] the parties agree that the Section 2.4(c) definition applies equally to Section 2.5.[130]

A Schedule 14A is a required disclosure form that must be filed with the Securities and Exchange Commission (SEC) in connection with certain proxy solicitations.[131] Paragraph 3(a) of Instruction 3 to Item 4 of Schedule 14A delineates

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[127] *See* Rejection Letter 3-4.

[128] Bylaws § 2.4(c) ("For purposes of this Section 2.4, the term 'Proposing Person' shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) *any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation*." (emphasis added)).

[129] *Compare* Bylaws § 2.5(c) ("For purposes of this Section 2.5, the term 'Nominating Person' shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) *any other participant in such solicitation*." (emphasis added)), *with id.* § 2.4(c); *see supra* note 128.

[130] *See* Pl.'s Post-trial Br. 29-30; Defs.' Post-trial Br. 43. This reading is reasonable, since Sections 2.4 and 2.5 provide parallel tracks for stockholder action at an annual meeting. It would be illogical for Empery to apply a regulation-based standard for "participants" backing a proposal (Section 2.4), but apply a vague standard for "participants" seeking to nominate director candidates (Section 2.5).

[131] 17 C.F.R. § 240.14a-101.

the persons deemed to be a "participant" or a "participant in a solicitation" in a proxy contest. The five subparagraphs that Empery's Bylaws incorporate define "participant" as:

> (ii) In the case of a solicitation . . . each of the soliciting person's nominees for election as a director;
>
> (iii) Any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group;
>
> (iv) Any person who finances or joins with another to finance the solicitation of proxies . . . ;
>
> (v) Any person who lends money or furnishes credit or enters into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant; except that such terms do not include a bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant; and
>
> (vi) Any person who solicits proxies.[132]

The defendants focus on subparagraph (v). They argue that this subparagraph broadly captures anyone who "'enters into any . . . understanding with a participant, for the purpose of . . . purchas[ing] . . . or voting' securities 'in support of' a

[132] *Id.* at Item 4, Instruction 3(a)(ii)-(vi) (2025).

participant."[133] This interpretation excises the core limiting language of the regulation, however.

Section 14(a) "control[s] the conditions under which proxies may be solicited."[134] The definition of "participant" reflects that focus by covering a person who "'solicits,' 'takes the initiative,' and 'engages in organizing, directing, or arranging' for financing."[135] Federal case law interpreting Item 4, Instruction 3 of Schedule 14A confirms its narrow focus on proxy solicitation and financing.[136] Courts have rejected attempts to classify individuals as "participants" where they neither financed the proxy contest nor directly participated in the solicitation.[137] Instruction 3(a)(v) is therefore directed at persons providing financial support or other economic inducements for a solicitation.

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[133] Defs.' Post-trial Br. 11 (citing 17 C.F.R. § 240.14a-101, Item 4, Instruction 3(a)(v)).

[134] *J.I. Case Co. v. Borak*, 377 U.S. 426, 431 (1964) (citation omitted).

[135] *IBS Fin. Corp. v. Seidman & Assoc., LLC*, 954 F. Supp. 980, 989 (D.N.J. 1997), *rev'd on other grounds*, 136 F.3d 940 (3d Cir. 1998).

[136] *See id.* (holding that defendants were not "participants" because they neither financed nor arranged financing for the proxy contest (citing *Chris-Craft Indus. v. Indep. S'holders Comm.*, 354 F. Supp. 895, 907-08 (D. Del. 1973))).

[137] *See id.*; *see also Lone Star Steakhouse & Saloon, Inc. v. Adams*, 148 F. Supp. 2d 1141, 1153-54 (D. Kan. 2001); *Atl. Coast Airlines Hldgs., Inc. v. Mesa Air Gp., Inc.*, 295 F. Supp. 2d 75, 85 (D.D.C. 2003) (noting "there is no evidence" that alleged participant provided funds "in furtherance of the solicitation"). The defendants cite *Lane v. Page* in support of their position, which stated that "[p]articipation in solicitation and financing solicitation are [] distinct concepts" and "one can be labeled a participant without being a financier." 649 F. Supp. 2d 1256, 1287 (D.N.M. 2009). Defs.' Post-trial Br. 12 n.6. *Lane* interpreted paragraph (a)(iii) of Instruction 3 to Item 4 of Schedule 14A. It did not mention subparagraph (v).

The canon of *ejusdem generis* further undermines the defendants' broad reading. When general words follow specific words in an enumeration, the general words ordinarily embrace only objects similar in nature to those specifically enumerated.[138] Here, the general phrase "any other arrangements" follows "lends money" and "furnishes credit" within a clause concerning "financing" and "otherwise inducing."[139] These surrounding terms indicate that "any other arrangements" must refer to arrangements of a similar financial or economic character—not to any tacit agreement that might facilitate an activist campaign.

The phrase "otherwise inducing" does not alter this conclusion. Basic grammatical structure dictates that "otherwise inducing" is part of the prepositional phrase "for the purpose of," which describes the intent behind the lending of money, furnishing of credit, or other similar arrangements. Reading "any other arrangements" to encompass a non-monetary agreement to purchase shares on the open market severs the clause from its financial context and renders it redundant to subparagraph (iii), which addresses coordination in soliciting proxies. A plain reading gives each provision distinct meaning: subparagraph (iii) governs

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[138] *See Triple C Railcar Serv., Inc. v. City of Wilmington*, 630 A.2d 629, 631 (Del. 1993) ("[W]here general words follow an enumeration of persons or things, by words of a particular and specific meaning, such general words are not to be construed in their widest extent, but are to be held as applying only to persons or things of the same general kind or class as those specifically mentioned." (quoting Black's Law Dictionary 464 (5th ed. 1979))).

[139] 17 C.F.R. § 240.14a-101, Item 4, Instruction 3(a)(v).

coordination in soliciting proxies, while subparagraph (v) governs persons who provide financing, credit, or comparable economic inducements for the solicitation.

Applying the proper definition, Brown is not a participant in ATG's solicitation. ATG did not nominate Brown. Brown did not "finance" ATG's nomination, nor did he "lend money or furnish credit" to ATG to induce its "purchase, sale, holding or voting of securities." The record contains no evidence whatsoever that Brown participated in ATG's proxy contest or assisted with financing for ATG's proxy. The Rejection Letter also did not suggest that Brown lent money, furnished credit, or had a similar arrangement with ATG, but focused solely on suspected coordination between Brown and Gliksberg.[140]

ii. *The Section 14(a) Bylaws*

The defendants also cite the Section 14(a) Bylaws as requiring ATG to disclose its coordination with Brown.[141] Bylaw Section 2.5(c)(iii)(B) requires a nomination notice to set forth all information relating to a director candidate "that is required to be disclosed in a proxy statement . . . in a contested election pursuant to Section 14(a) under the Exchange Act."[142] Similarly, Bylaw Section 2.5(c)(ii)

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[140] *See* Rejection Letter 3.

[141] *See* Defs.' Post-trial Br. 7-8.

[142] Bylaws § 2.5(c)(iii)(B) (requiring the disclosure of "[a]ll information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act

requires the nomination notice to disclose any "Disclosable Interests" for each Nominating Person, incorporating a requirement to provide any information "that would be required to be disclosed in a proxy statement . . . pursuant to Section 14(a) of the Exchange Act."[143]

The defendants read these provisions as catch-alls that permitted the Board to request any information that, in the Board's estimation, would be material under Section 14(a) or the regulations it incorporates. In post-trial briefing, they advance two theories for why the Section 14(a) Bylaws required ATG to disclose any arrangement or understanding with Brown about Empery securities. Neither succeeds.

First, the defendants focus on Item 5(b)(1)(viii) of Schedule 14A, which requires specified disclosures in proxy solicitations regulated under Section 14(a) of the Exchange Act.[144] Item 5(b)(1)(viii) contains a disclosure requirement for

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(including such candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if elected)").

[143] *Id.* § 2.5(c)(ii) (adopting the definition of "Disclosable Interest" in Section 2.4(c)(ii), except that "the term 'Nominating Person' shall be substituted for the term 'Proposing Person' in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting)"); *see id.* § 2.4(c)(ii)(G) (defining "Disclosable Interest" to include "any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act").

[144] Defs.' Post-trial Br. 8-9.

"arrangements or understandings" that the defendants contend is "similar" to and "broader" than the Section 13(d) "group" standard.[145] Under Item 5(b)(1), a proxy solicitation by any stockholder for the election of directors at an annual meeting must describe "any substantial interest, direct or indirect, by security holdings or otherwise, of each participant" in "any matter to be acted upon at the meeting."[146]

For purposes of this provision, the defendants treat Gliksberg as the "participant" in ATG's solicitation. The regulation requires that, for each participant, the proxy:

> (viii) State whether or not the participant is, or was within the past year, *a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant*, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. If so, name the parties to such contracts, arrangements or understandings and give the details thereof.[147]

The defendants argue that because this regulation is incorporated into Section 14(a), and Section 14(a)'s requirements are incorporated into the Bylaws, ATG was required to disclose any AAU Gliksberg had with Brown concerning Empery's securities.[148]

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[145] *Id.* at 8.

[146] 17 C.F.R. § 240.14a-101, Item 5(b)(1).

[147] *Id.* at Item 5(b)(1)(viii) (emphasis added).

[148] *See* Defs.' Post-trial Br. 9.

Second, the defendants argue that ATG was required to disclose any AAU with Brown because it was information material to voting stockholders under Rule 14a-9.[149] Rule 14a-9 prohibits materially false or misleading statements or omissions in proxy solicitations under Section 14(a), including statements that omit "any material fact necessary in order to make the statements therein not false or misleading."[150] "An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote."[151]

I need not decide whether, or to what extent, Rule 14a-9 supplies an additional disclosure obligation through the Bylaws' incorporation of Section 14(a). The defendants did not preserve that theory as a basis for rejecting ATG's Nomination Notice. The Rejection Letter did not mention the Section 14(a) Bylaws as requiring disclosure of any agreement or understanding with Brown, or reference Rule 14a-9 as an independent basis for rejection. Nor did it assert that the Section 14(a) Bylaws operate as a general requirement to disclose any information the Board deems material.[152] Rather, the Rejection Letter's reference to the AAU disclosure

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[149] *See id.* at 7-8; *see also id.* at 10 ("To the extent the Court determines the undisclosed arrangement or understanding was material, it also should have been disclosed under Rule 14a-9.").

[150] 17 C.F.R. § 240.14a-9(a).

[151] *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976).

[152] At post-trial argument, defendants' counsel contended that the Rejection Letter invoked the Section 14(a) and Rule 14a-9 requirements as an independent, broadly applicable disclosure obligation. *See* Tr. of Post-trial Oral Arg. (Dkt. 273) ("Post-trial Arg. Tr.") 44-

requirement of Item 5(b)(1)(viii) was explicitly grounded in Brown's status as an undisclosed "participant":

> Further, *because the Notice Letter fails to include a description of Mr. Brown as a participant or Nominating Person*, it fails to include any other information relating to Mr. Brown that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents in support of the election of directors at the 2026 Annual Meeting pursuant to Section 14(a) of the Exchange Act[.][153]

Perhaps recognizing the challenge of proving that Brown met the technical regulatory definition of a "participant" under Schedule 14A, the defendants now attempt to decouple the purported disclosure failure from Brown's participant status entirely. Their post-trial brief maintains that the disclosure requirement for any AAU between Gliksberg and Brown applied "irrespective" of whether Brown was a participant.[154] This pivot is impermissible. When a board rejects a nomination, it

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48. He cited language in the Rejection Letter that states: "Section 2.5(c)(iii)(B) of the Bylaws requires that the Notice Letter include all information relating to each Nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if elected)." Rejection Letter ¶ 3. This paragraph merely states what the Bylaws require. It does not say that ATG breached Section 14(a) broadly or Rule 14a-9 for failing to disclose an AAU between Gliksberg and Brown. *See* Post-trial Arg. Tr. 50-52.

[153] Rejection Letter ¶ 4 (emphasis added).

[154] Defs.' Post-trial Br. 10 ("[I]rrespective of whether Brown is a "participant" in ATG's nomination, if Gliksberg had any arrangement or understanding with Brown concerning the acquisition or voting of their Empery Digital securities, that information was required to be disclosed under the Section 14(a) Bylaws.").

must give the nominating stockholder sufficient notice of the contractual basis for rejection. Having grounded its rejection in the asserted failure to disclose Brown as a participant, the defendants cannot wait until trial to abandon that basis and advance a different theory of contractual noncompliance. Advance notice bylaws are not moving targets.

Although ATG bears the burden of proving its compliance with the Bylaws, the court does not conduct a *de novo* audit of the Nomination Notice to seek out unasserted breaches. The plaintiff's burden is bounded by the deficiencies the Board fairly identified in its Rejection Letter.[155] Because advance notice bylaws operate as conditions precedent, a board seeking to reject a nomination must identify a contractual basis for doing so.[156] I therefore hold the defendants to the contractual grounds they invoked and limit my review to the reasons fairly stated in the Rejection Letter.

The defendants' pre-trial brief confirms the point. It did not argue that the Nomination Notice violated the Section 14(a) Bylaws by failing to disclose an AAU

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[155] *See Rosenbaum v. CytoDyn Inc.*, 2021 WL 4775140, at *21 (Del. Ch. Oct. 13, 2021) ("The Board cannot base its decision to reject the Nomination Notice on after-discovered facts."); *cf. Paragon Techs., Inc. v. Cryan*, 2023 WL 8269200, at *7 n.116 (Del. Ch. Nov. 30, 2023) (questioning whether the defendants could raise alleged nomination notice deficiencies that were "litigation constructs" raised after the board's rejection).

[156] *See Lee Enters.*, 2022 WL 453607, at *13 n.142.

with Brown irrespective of Brown's status as a participant.[157] That theory appeared only in post-trial briefing. It is waived.[158] For that independent reason, I need not decide whether the Section 14(a) Bylaws would otherwise require disclosure of an AAU with Brown under Rule 14a-9.

* * *

ATG carried its burden of demonstrating that its Nomination Notice complied with the Bylaws with respect to the specific deficiencies the Board invoked. Brown does not meet the definition of a "participant" incorporated into the Bylaws. ATG's Nomination Notice therefore did not violate the Participant Bylaw.[159]

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[157] *See* Defs.' Pre-trial Br. 43-47 (arguing only that ATG was required to disclose Brown under the Participant Bylaw).

[158] *See Zaman v. Amedeo Holdings, Inc.*, 2008 WL 2168397, at *16 (Del. Ch. May 23, 2008) ("Raising this argument in the post-trial briefs is unfair, too late, and does not preserve this argument. It is waived."); *see also Roth v. Sotera Health Co.*, 2026 WL 847180, at *15 n.212 (Del. Ch. Mar. 26, 2026) (same); *In re Mindbody, Inc., S'holder Litig.*, 332 A.3d 349, 412 (Del. 2024).

[159] The defendants moved for an adverse inference based on Gliksberg's spoliation of Signal messages, arguing that the destroyed communications would have proven that ATG and Brown were coordinating as a group. *See* Defs.' Mot. For Adverse Inferences Due to Spoliation of Evid. (Dkt. 212). I need not resolve the spoliation motion to decide this claim. Even if I assume that the destroyed messages would prove that ATG (or Gliksberg) and Brown formed a group and coordinated their efforts to liquidate Empery, my conclusion would remain the same. The asserted Bylaw provisions did not require the disclosure of general coordination, and coordination alone does not necessarily transform Brown into a 'participant' under Schedule 14A, Item 4, Instruction 3(a). Because the requested inference would not amend the Bylaws, it would not cure the contractual invalidity of the Board's rejection. The defendants' motion for adverse inferences is therefore denied as moot.

b. The Bitcoin Hedge Allegations

The Rejection Letter's second main ground for rejecting ATG's Nomination Notice was its failure to disclose a Bitcoin hedge.[160] At the time ATG submitted the Nomination Notice, it had hedged its Empery equity position "dollar for dollar" to isolate and eliminate the risk of Bitcoin price movement by shorting Bitcoin ETFs.[161] The defendants assert that this undisclosed hedge misaligned ATG with Empery's long-only stockholders and incentivized ATG to push for the liquidation of the Company's Bitcoin.[162]

To determine what a stockholder must disclose, the court looks first to the plain text of the contract.[163] Empery's Bylaws are specific regarding the disclosure of economic hedges. Section 2.4(c)(ii) requires the disclosure of derivatives, synthetic equity, and short positions in Empery's own stock.[164] Some DAT

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[160] Rejection Letter ¶ 3.a.

[161] *See* Chan Tr. 501; JX 563 at 3.

[162] *See* Defs.' Post-trial Br. 6-7; *see also* Rejection Letter ¶ 3.a ("ATG Capital's interests are *adverse* to such shareholders because an increase in the price of Bitcoin negatively impacts ATG Capital, requiring ATG Capital to post additional collateral and further increasing its financing costs without the benefit of the increase in the price of Bitcoin due to ATG Capital's [Bitcoin] hedge. Thus, ATG Capital is incentivized to push the Company to liquidate its Bitcoin *as quickly as possible.*").

[163] *See, e.g.*, *Vejseli v. Duffy*, 2025 WL 1452842, at *14 (Del. Ch. May 21, 2025) ("Bylaws are contracts between the stockholders and the corporation, interpreted according to their 'commonly accepted meaning unless the context clearly requires a different one or unless legal phrases having a special meaning are used.'" (quoting *BlackRock Credit Allocation Income Tr. v. Saba Cap. Master Fund, Ltd.*, 224 A.3d 964, 977 (Del. 2020))).

[164] Bylaws § 2.4(c)(ii).

corporations' bylaws require the disclosure of commodity hedges.[165] By contrast, neither Empery's Bylaws nor its questionnaire for director candidates require the disclosure of commodity hedges, cryptocurrency hedges, or positions in unrelated ETFs.[166]

Given this contractual silence, the defendants look to the Bylaws' general incorporation of Section 14(a) and Schedule 14A. The Rejection Letter specified that the non-disclosure of the Bitcoin hedge violated Item 5(b)(1) of Schedule 14A, which is incorporated into Section 2.5(c)(iii)(b) of the Bylaws.[167] Item 5(b)(1) requires that a proxy statement describe "any substantial interest, direct or indirect, by security holdings or otherwise, of each participant . . . in any matter to be acted upon at the meeting."[168] The regulation then identifies twelve categories of information, most of which are expressly sought by Empery's bylaws and questionnaire (e.g., name, address, and occupation).[169] None of those categories expressly requires disclosure of investments in unrelated assets or issuers, much less a nominating stockholder's purported "misalignment" with other stockholders.

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[165] *See* JX 708 (Rebuttal Report of Edward Rock ("Rock Report")) ¶¶ 58-66; JX 845 § 8(C)(3)(d)-(e); PTO ¶ 47.

[166] *See* Rock Report ¶¶ 39-40 (citing JX 52).

[167] Rejection Letter ¶ 3.a; *see* Bylaws §§ 2.5(c)(iii)(B), 2.5(c)(ii).

[168] 17 C.F.R. § 240.14a-101, Item 5(b)(1) (2025).

[169] *Id.*

The defendants also argue that ATG's Bitcoin hedge was material information that Empery "[s]tockholders were entitled to know" under Rule 14a-9.[170] As with their arguments concerning Rule 14a-9 and the disclosure of an AAU, this theory was not asserted as a basis for rejection and is waived. I need not reach whether Rule 14a-9 would otherwise require disclosure of ATG's Bitcoin hedge, whether the hedge was material under Rule 14a-9, or whether the Bylaws incorporate that requirement.[171]

If the Board wanted to know about commodity hedges, it could have adopted a bylaw expressly requiring that information, included such a request in its nominee questionnaire, or asked ATG directly.[172] ATG could not fairly be expected to guess that the Board would interpret the Bylaws to require the disclosure of a Bitcoin short position. To the extent the interplay between the Bylaws and Section 14(a) creates any ambiguity, Delaware law resolves that doubt in favor of the stockholder's electoral rights.[173]

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[170] Defs.' Post-trial Br. 30-31; *see also* JX 657 (Expert Report of Joseph A. Grundfest) ¶ 42.

[171] *See supra* note 158.

[172] The Board never asked ATG for information about its Bitcoin hedge, although the Bylaws expressly contemplate that the Board may request additional information from a nominating stockholder. *See* Bylaws § 2.5(g).

[173] *See Jorgl*, 2022 WL 16543834, at *10 ("Any ambiguity in an advance notice bylaw is resolved 'in favor of the stockholder's electoral rights.'" (quoting *Hill Int'l*, 119 A.3d at 38)).

The defendants also insist that the Board properly rejected ATG's Nomination Notice because a "reasonable stockholder" would view the hedge as a "divergence of interests" material to their election decision.[174] This line of argument is consistent with the Board's view that it was conducting a "suitability" inquiry rather than evaluating ATG's compliance with the Bylaws.[175] It reflects a misunderstanding of not only basic contract interpretation, but also the purpose advance notice bylaws serve under Delaware law.

Advance notice bylaws are "designed and function to permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations."[176] They have both "information-gathering and disclosure functions,"[177] so that boards of directors can "knowledgeably make recommendations about nominees" that permit stockholders to "cast well-informed votes."[178] An advance notice bylaw does not authorize incumbent directors to exclude candidates based on the directors' disagreement with their business plans or economic incentives.

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[174] Defs.' Post-trial Br. 31-32.

[175] Read Tr. 727 ("[I]t was not so much about the bylaws as about the suitability of having a long-term shareholder who is actively betting against the value of bitcoin."); *see* Foster Tr. 708 (noting a "guttural reaction" that the Bitcoin short should have been disclosed).

[176] *Openwave Sys. Inc. v. Harbinger Cap. P'rs Master Fund I Ltd.*, 924 A.2d 228, 239 (Del. Ch. 2007); *see* Rock Tr. 631-32.

[177] *Lee Enters.*, 2022 WL 453607, at *18.

[178] *Id.* at *9.

Because the Bylaws did not require the disclosure of commodity hedges, ATG could not have breached the Bylaws by failing to disclose its Bitcoin hedge in its Nomination Notice.

*　　　*　　　*

ATG has carried its burden to prove that its Nomination Notice complied with the Bylaws regarding the two deficiencies the defendants advanced at trial. Brown does not meet the definition of a "participant" incorporated into the Bylaws, and the Bylaws did not require the disclosure of commodity hedges. Because the defendants abandoned the remaining purported violations listed in the Rejection Letter, those arguments are waived.[179] The Board therefore lacked contractual grounds to reject the Nomination Notice.

My analysis proceeds to the second step of Delaware's twice-tested framework: an equitable review of the Board's actions.[180]

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[179] *Wimbledon Fund LP v. SV Special Situations LP*, No. 4780-VCS, 2011 WL 378827, at *7 n.44 (Del. Ch. Feb. 4, 2011) ("Wimbledon did not raise that argument in its briefs, and generally arguments not raised in a party's briefs are deemed waived because they have not been fairly asserted."); *see also In re PNB Holding Co. S'holders Litig.*, No. CIV.A. 28-N, 2006 WL 2403999, at *18 (Del. Ch. Aug. 18, 2006) ("The argument is untimely because it was not addressed in the pre-trial order and was not raised until trial.").

[180] *Kellner II*, 320 A.3d at 259 ("In other words, when corporate action is challenged, it must be twice-tested – first for legal authorization, and second by equity.").

2. The Equitable Review

ATG alleges that the directors breached their fiduciary duties by rejecting its Nomination Notice.[181] When a board takes defensive action that interferes with a corporate election or a stockholder's voting rights in a contest for control, the board's conduct is subject to enhanced scrutiny.[182] Under this intermediate standard of review, the Board bears the burden to establish: (1) that it "faced a threat to an important corporate interest or to the achievement of a significant corporate benefit," which threat was "real and not pretextual," and that the board's motivations were proper; and (2) that its response was "reasonable in relation to the threat posed and was not preclusive or coercive to the stockholder franchise."[183] The inquiry is a "'situationally specific' application of *Unocal*," and "[f]undamentally, the standard to be applied is one of reasonableness."[184]

If the defendants relied solely on ATG's purported Bylaw violations, the Board could not satisfy the first prong. The contractual violations asserted in the Rejection Letter did not exist.[185] But the Board's mistaken view of the Bylaws does

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[181] *See* Pl.'s Post-trial Br. 53-57.

[182] *See Coster*, 300 A.3d at 672-73; *Kellner I*, 307 A.3d at 1025.

[183] *Coster*, 300 A.3d at 672-73.

[184] *Kellner I*, 307 A.3d at 1025, 1042 (citation omitted); *see also Coster*, 300 A.3d at 671-73.

[185] An AI-generated transcript of the March 26 Board meeting reflects a discussion that the Rejection Letter "threw [in] the kitchen sink" and that though no "single" omission in the Nomination Notice was "detrimental . . . in the aggregate [ATG was] sloppy." JX 495 at 1.

not, standing alone, establish that its underlying concerns were false or pretextual. The first *Unocal* inquiry asks whether the Board had a reasonable and good-faith basis for concluding that a threat to an important corporate interest existed.[186] I therefore consider the additional justification the defendants advance for the rejection.

The defendants contend that the Board rejected the Nomination Notice because it suspected that ATG and Brown were hatching a plan to take control of Empery and liquidate its Bitcoin.[187] The record provides some support for that concern. Brown demanded that the Company liquidate its Bitcoin during his January 28 meeting with Lane and Silver.[188] Days later, Brown planted a story with Bloomberg columnist Matt Levine titled "Cracking Open the DATs," which detailed a playbook for forcing a Bitcoin treasury to liquidate.[189] Shortly after publication, Gliksberg texted a link to the article to one of his Board nominees, warning the recipient not to "text [Gliksberg] about it."[190] Gliksberg's testimony that he had no

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Lane acknowledged that the "objective" was to "reject" the Nomination Notice and "see what" ATG and Brown did in response. *Id.* at 2.

[186] *See Kellner I*, 307 A.3d at 1025-26 (explaining that the first prong requires a reasonable and good-faith investigation supporting grounds for concluding that a threat to the corporate enterprise existed).

[187] *See* Defs.' Post-trial Br. 16-19.

[188] Silver Tr. 551-52; Lane Tr. 284.

[189] JX 234; JX 217.

[190] JX 219. Gliksberg testified that he sent the text to keep business and personal texts separate. Gliksberg Tr. 139-40. This explanation makes little sense in the context of his

plans to liquidate the Company's Bitcoin is difficult to credit against this backdrop.[191]

These facts give the Board a reasonable basis for concern about the slate's plans for Empery's Bitcoin strategy. But that concern must be distinguished from the notion that the Board was entitled to prevent stockholders from voting on those plans. Directors' fiduciary duties do not empower them to interfere with a contest for control merely because they believe that the insurgent's business plan is unwise or destructive. As Delaware courts consistently hold, defensive actions "cannot be justified on the grounds that the board knows what is in the best interests of the stockholders."[192] The relevant question is whether the Board identified a threat to an important corporate interest—not whether it preferred its own policy choices to those advocated by the insurgents.[193]

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other text message chains. Instead, the timing and context of the message suggest an intent to conceal coordination.

[191] *See* Gliksberg Tr. 56, 85 (testifying that he has no plans to liquidate Empery's Bitcoin).

[192] *Coster*, 300 A.3d at 672; *see also Mercier v. Inter-Tel (Del.), Inc.*, 929 A.2d 786, 811 (Del. Ch. 2007) (noting that the "we know better" defense "is no justification at all" for interfering with a contest for corporate control); *Pell v. Kill*, 135 A.3d 764, 790 (Del. Ch. 2016) ("[T]he belief that directors know better than stockholders is not a legitimate justification when the question involves who should serve on the board of a Delaware corporation.").

[193] *See Kellner I*, 307 A.3d at 1025-26 (explaining that the threat must concern matters of "corporate policy and effectiveness which touches on issues of control," rather than the board's belief that "certain director nominees would be worse for the company than themselves").

Assuming, without deciding, that the Board reasonably perceived a legitimate threat, the Board nevertheless fails the second *Unocal* prong. Its response—rejecting the Nomination Notice—was not reasonable in relation to the threat it perceived.

A comparison to *Kellner v. AIM ImmunoTech Inc.* is instructive. There, the board's rejection of a nomination notice was upheld because the notice concealed arrangements and understandings central to the nomination effort, which frustrated the disclosure function of the advance notice bylaws. The board in *Kellner* had a legitimate interest in obtaining that information, and the timing of the notice left no meaningful opportunity to cure the deficiencies.[194] Here, the Board rejected the Nomination Notice despite its compliance with the disclosure requirements on which the Board relied. In contrast to *Kellner*, the Board was not enforcing a valid disclosure requirement designed to protect the corporate electoral process.

Nor has the Board shown that rejection was a reasonable response to the concern it perceived. The Board could have informed stockholders of the evidence concerning ATG's and Brown's relationship, their apparent views concerning Empery's Bitcoin strategy, and the risks the Board believed a change in control presented.[195] Those arguments could then have been tested through the electoral

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[194] *See id.* at 1042-44.

[195] If the Board believed ATG's proxy materials were materially misleading under federal or state law by omitting this coordination or the Bitcoin short, its proper recourse was to

process. Nothing in the record suggests that permitting Empery's stockholders to consider ATG's slate would have prevented the Board from making its case to the electorate or from disclosing the information it regarded as material.

That distinction is meaningful under *Coster v. UIP Companies, Inc.*[196] The question is not whether the Board had reason to distrust ATG or disagree with its plans, but whether rejecting a nomination that complied with the Bylaws was a reasonable means of addressing the perceived threat. Because the Board lacked valid contractual grounds to reject the Nomination Notice and had available means to communicate its concerns to the stockholders, the Board failed to show that rejection was a reasonable response to the perceived threat.

The rejection was also preclusive in its practical effect. By removing ATG's nominees from the ballot entirely, the Board effectively foreclosed ATG's ability to present its slate to the stockholders and assured the incumbents an uncontested election. That is not to say that every rejection of a nomination notice is necessarily preclusive or inequitable. A board may reject a nomination that fails to satisfy valid advance-notice requirements when rejection is a reasonable response to a legitimate corporate threat.[197] But where, as here, the asserted contractual deficiencies were

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seek injunctive relief to compel corrective disclosures, not to unilaterally disenfranchise the electorate.

[196] 300 A.3d at 672-73.

[197] *See Kellner I*, 307 A.3d at 1042-44.

nonexistent and the Board had means to address its substantive concerns through disclosure and advocacy, rejecting the nomination was a disproportionate response.

The Board's complaints about ATG's plans, suitability, and perceived economic misalignment are arguments for the electorate—not a basis for removing ATG's slate from the electoral process. The Board was—and is—entitled to tell stockholders why it believes ATG's strategy is harmful to Empery and to urge them to reject the slate. It was not entitled to use an erroneous interpretation of its Bylaws to prevent stockholders from making that choice themselves. On this record, the Board's use of an erroneous interpretation of its Bylaws to reject the Nomination Notice was inequitable and constituted a breach of the directors' fiduciary duties.[198]

B. The Nomination Reopening Claim

ATG argues the Board breached its fiduciary duties by refusing to reopen the nomination window after announcing a pivot from a Bitcoin DAT strategy to an AI data-center business.[199] Relying on *Hubbard v. Hollywood Park Realty Enterprises, Inc.*, it contends that the data center transaction supports reopening the window because it is an "unanticipated" and "material" change to Empery's business announced after the nomination deadline.[200] The defendants insist that *Hubbard*

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[198] *See Coster*, 300 A.3d at 667; *Kellner I*, 307 A.3d at 1025, 1044.

[199] *See* Pl.'s Post-trial Br. 67-69.

[200] *Id.*; *see Hubbard v. Hollywood Park Realty Enters.*, 1991 WL 3151 (Del. Ch. Jan. 14, 1991).

lends no support to ATG's request because, among other reasons, ATG already nominated its slate and no other stockholder seeks to nominate.[201]

Hubbard presents a "context-specific application of *Schnell*."[202] In *Hubbard*, after the advance notice deadline passed, the board settled with an insurgent, shifted the allegiance of a board majority to his radical new agenda, and contractually bound itself not to waive the advance notice bylaw.[203] The court reopened the nomination window because this post-deadline, board-driven "material change of circumstances" locked stockholders out of mounting a dissident slate.[204]

The harm *Hubbard* addressed was the denial of a choice between competing slates. The opinion opens by identifying the harm in precisely those terms: absent an injunction, "the enforcement of the advance notice by-law" would have resulted in the management "slate of candidates running unopposed."[205] *Hubbard* does not stand for the notion that a dissident is entitled to a do-over of its nomination whenever a company undertakes a post-deadline commercial transaction. The

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[201] *See* Defs.' Post-trial Br. 55.

[202] *Sternlicht v. Hernandez*, 2023 WL 3991642, at *15 (Del. Ch. June 14, 2023) (citing *AB Value P'rs, LP v. Kreisler Mfg. Corp.*, 2014 WL 7150465, at *5 (Del. Ch. Dec. 16, 2014)).

[203] *Hubbard*, 1991 WL 3151, at *3-4, *11.

[204] *Id.* at *12.

[205] *Id.* at *1.

overarching principle is that *Schnell* and its progeny protect electoral fairness, not business strategy.[206]

Here, Empery's stockholders will not be disenfranchised. Because I have found that ATG's Nomination Notice is valid and that the Board's rejection was inequitable, ATG's nominees will stand for election. Empery's stockholders will therefore have a choice between the incumbent Board and ATG's slate, which publicly committed to evaluate strategic alternatives.[207] Even if the data center transaction radically altered the Company's strategic direction, it did not manipulate the corporate machinery or result in the sort of uncontested election *Hubbard* sought to prevent. ATG therefore did not prove that the Board breached its fiduciary duties by declining to reopen the nomination window after announcing the data center transaction.

III. CONCLUSION

Because the Board lacked contractual grounds to reject ATG's Nomination Notice, judgment on Count III is entered for ATG. Insofar as Count I concerns the

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[206] *See, e.g.*, *AB Value*, 2014 WL 7150465, at *7 (declining to reopen a nomination window based on post-deadline executive compensation increases, and finding that routine governance friction did not justify reopening the nomination window); *Sternlicht*, 2023 WL 3991642, at *22-23 (refusing to reopen a nomination window following the post-deadline formation of a special committee); *Vejseli v. Duffy*, 2025 WL 1452842, at *18 (Del. Ch. May 21, 2025) (reopening a nomination window to cure a board's inequitable reduction of available director seats on the eve of a proxy contest).

[207] JX 453 at 14 (ATG preliminary proxy statement).

Board's rejection of ATG's nomination notice, judgment on Count I is entered for ATG in part. ATG's Nomination Notice is valid. ATG's nominees may stand for election at Empery's annual meeting. Judgment on Count V is entered for the defendants.

The parties are to confer on a form of order to implement this decision, which must be filed within three business days. Within 14 business days, they are to provide the court with a proposed schedule for resolving the remainder of the claims.